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
EXHIBIT (12)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES                                                Sprint Corporation
(Unaudited)

                                                             Quarters Ended,                 Year-to-Date,
                                                              September 30,                  September 30,
                                                     ---------------------------------------------------------------
                                                           2003            2002            2003            2002
--------------------------------------------------------------------------------------------------------------------
                                                                                               (millions)
Earnings
   Income (loss) from continuing
     operations before income taxes                  $      (771)    $      253      $      (615)    $       434
   Capitalized interest                                      (23)           (34)             (63)            (93)
   Net losses in equity method
     investees                                                17              3               45             105
--------------------------------------------------------------------------------------------------------------------

Subtotal                                                    (777)           222             (633)            446
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Fixed charges
   Interest charges                                          368            386            1,139           1,164
   Interest factor of operating rents                         93            102              281             302
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Total fixed charges                                          461            488            1,420           1,466
--------------------------------------------------------------------------------------------------------------------

Earnings, as adjusted                                $      (316)    $      710      $       787     $     1,912
                                                     ---------------------------------------------------------------

Ratio of earnings to fixed charges                           -(1)         1.45               -(2)           1.30
                                                     ---------------------------------------------------------------


  (1)   Earnings, as adjusted, were inadequate to cover fixed charges by $777 million in the quarter ended
        September 30, 2003.

  (2)   Earnings, as adjusted, were inadequate to cover fixed charges by $633 million in the year-to-date period ended September 30, 2003.


  Note: The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.
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